Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is presented to illustrate the estimated effects of the pending acquisition (the “Acquisition”) by Watson Pharmaceuticals, Inc. (“Watson”) of the entire issued share capital of Actavis, Inc., a Delaware corporation, Actavis Pharma Holding 4 ehf., a company incorporated in Iceland, and Actavis S.à r.l., a company incorporated in Luxembourg (collectively, the “Companies” or “Actavis”; Actavis, together with Watson, are referred to as the “Combined Entity”), which was announced on April 25, 2012 and the assumed aggregate issuance and borrowings, as applicable, by Watson of $5.6 billion of senior notes (the “Senior Notes”) and term loans and the related financing transactions on Watson’s historical financial position and Watson’s results of operations. The terms of the Acquisition are described in “Note 1: Description of Acquisition” and the financing transactions are described in “Note 6: Proposed Financing Transactions”. The following unaudited pro forma condensed combined balance sheet as of June 30, 2012 and unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2012 are based upon and derived from and should be read in conjunction with the historical unaudited financial statements of Watson (which are available in Watson’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012) and historical unaudited financial information of Actavis prepared in accordance with IAS 34 Interim Financial Reporting, as of and for such period which are included in Exhibit 99.1 to Watson’s Registration Statement on Form S-3 filed on September 27, 2012 (the “Form S-3”), which Actavis’ management adjusted to reflect Actavis’ combined financial statements on a consistent U.S. GAAP basis with Watson. The following unaudited pro forma condensed combined statement of operations for the year ended December 31, 2011 is based upon and derived from and should be read in conjunction with the historical audited financial statements of Watson (which are available in Watson’s Annual Report on Form 10-K for the year ended December 31, 2011) and the historical audited IFRS combined financial statements of Actavis for the year ended December 31, 2011 (refer to Exhibit 99.1 to the Form S-3 for the IFRS financial statements of Actavis for the three years ended December 31, 2011), which Actavis’ management adjusted to reflect Actavis’ combined financial statements on a consistent U.S. GAAP basis with Watson. The IFRS to U.S. GAAP adjustments are unaudited. The Acquisition has been accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) 805, “Business Combinations,” (“ASC 805”). The unaudited pro forma financial condensed combined financial statements set forth below give effect to the following:

•	the consummation of the pending acquisition of Actavis for total consideration of $5.8 billion including estimated contingent consideration;

•	the assumed issuance of $3,764.0 million aggregate principal amount of the Senior Notes;

•	the borrowing of loans under the term loan agreement; and

•	certain IFRS to U.S. GAAP adjustments necessary to reflect Actavis under the same accounting principles as Watson.

The pro forma adjustments are preliminary and are based upon available information and certain assumptions, described in the accompanying notes to the unaudited pro forma condensed combined financial information that management believes are reasonable under the circumstances. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information. Under ASC 805, assets acquired and liabilities assumed are recorded at fair value. The fair value of Actavis’ identifiable tangible and intangible assets acquired and liabilities assumed are based on a preliminary estimate of fair value as of June 30, 2012. Any excess of the purchase price over the fair value of identified assets acquired and liabilities assumed will be recognized as goodwill. The establishment of the fair value of consideration for acquisitions requires the extensive use of significant estimates and management’s judgment to establish the fair value of consideration, including contingent consideration. Significant judgment is required in determining the estimated fair values of in-process research and development (“IPR&D”), identifiable intangible assets, certain tangible assets and certain liabilities assumed. Such a valuation requires estimates and assumptions including, but not limited to, determining the timing and estimated costs to complete each in-process project, projecting the timing of regulatory approvals, estimating future cash flows and direct costs in addition to developing the appropriate discount rates and current market profit margins. Since the Acquisition has not been consummated, Watson’s access to information to make such estimates is limited and therefore, certain market based assumptions were used when data was not available, however, management believes the fair values recognized for the assets to be acquired and liabilities to be assumed are based on reasonable estimates and assumptions. Preliminary fair value estimates may change as additional information becomes available.

The unaudited pro forma condensed combined statements of operations for the fiscal year ended December 31, 2011 and the six months ended June 30, 2012 assume the Completion of the Acquisition occurred on January 1, 2011. The unaudited pro forma condensed combined balance sheet as of June 30, 2012 assumes the completion of the Acquisition occurred on June 30, 2012. The unaudited pro forma condensed combined financial information has been prepared by management in accordance with the regulations of the SEC and is not necessarily indicative of the condensed consolidated financial position or results of operations that would have been realized had the Acquisition occurred as of the dates indicated, nor is it meant to be indicative of any anticipated condensed consolidated financial position or future results of operations that the Combined Entity will experience after the Acquisition. In addition, the accompanying unaudited pro forma condensed combined statements of operations do not include any expected cost savings or restructuring actions which may be achievable subsequent to the Acquisition or the impact of any non-recurring activity and one-time transaction related costs. Certain financial information of Actavis as presented in its combined financial statements has been reclassified to conform to the historical presentation in Watson’s consolidated financial statements for purposes of preparation of the unaudited pro forma condensed combined financial information.

This unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes and assumptions as well as the historical consolidated financial statements and related notes of Watson contained in its Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed by Watson with the SEC and the historical consolidated financial statements and related notes of Actavis filed as Exhibit 99.1 to the Form S-3.

Watson Pharmaceuticals, Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of June 30, 2012

(in millions, in US dollars) except par value per share	Historical Watson	Historical Actavis - IFRS (9)	Actavis - IFRS to US GAAP Adjustments and Reclassifications	Footnote Reference	Acquisition Accounting	Financing	Footnote Reference	Pro forma
Assets
Current assets:
Cash and cash equivalents	$217.6	$51.6	$—		$(42.6)	$187.7	6, 7j	$414.3
Marketable securities	7.4	—	—		—	—		7.4
Accounts receivable, net	876.0	772.6	(162.5)	5	(4.0)	—	7i	1,482.1
Inventory	870.4	530.3	—		265.2	—	7c	1,665.9
Prepaid expenses and other current assets	163.9	—	163.2	4a, 5	—	—		327.1
Deferred tax assets	184.6	—	169.1	5	—	—		353.7

Total current assets	2,319.9	1,354.5	169.8		218.6	187.7		4,250.5
Property and equipment, net	727.8	645.8	27.2	4b, 4h, 5	228.8		7d	1,629.6
Investments and other assets	71.7	84.7	0.2	4a	(11.5)	30.7	6	175.8
Deferred tax assets	27.5	98.5	31.8	4c, 5	(33.5)	—	7f	124.3
Product rights and other intangibles, net	1,460.7	1,040.6	(695.3)	4d, 5	2,113.5	—	7e	3,919.5
Goodwill	1,919.5	3,647.1	—		(922.3)	—	7g	4,644.3

Total assets	$6,527.1	$6,871.2	$(466.3)		$1,593.6	$218.4		$14,7440.0

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable and accrued expenses	$1,307.3	$826.6	$(38.9)	4e, 5	$384.6	$—	7a, 7i, 7j	$2,479.6
Income taxes payable	16.8	64.9	—		—	—		81.7
Short-term debt and current portion of long term debt	193.4	8,642.2	38.3	4f	(8,673.4)	—	7h	200.5
Deferred tax	12.5	—	50.4	5	—	—		62.9
Deferred revenue	0.7	—	46.2	5	—	—		46.9

Total current liabilities	1,530.7	9,533.7	96.0		(8,288.8)	—		2,871.6
Long-term liabilities:
Long-term debt	1,098.7	30.1	—		—	5,564.0	6	6,692.8
Deferred revenue	11.7	—	—		—	—		11.7
Other long-term liabilities	37.3	192.5	6.5	4e	—	—		236.3
Other taxes payable	76.7	—	—		—	—		76.7
Deferred tax liabilities	211.8	46.3	(16.7)	4d, 4e, 5	1,081.7	—	7f	1,323.1

Total liabilities	2,966.9	9,802.6	85.8		(7,207.1)	5,564.0		11,212.2

Commitments and contingencies
Equity:
Preferred stock; no par value per share; 2.5 shares authorized	—	—	—		—	—		—
Common stock; $0.0033 par value per share; 500.0 shares authorized 135.5 and 133.0 shares issued and 125.8 and 123.4 shares outstanding, respectively	0.5	—	—		—	—		0.5
Additional paid-in capital	1,920.9	2,057.0	—		(2,057.0)	—	7k	1,920.9
Retained earnings (accumulated deficit)	2,078.0	(4,928.7)	(534.8)	4g	5,420.5	—	7k	2,035.0
Accumulated other comprehensive (loss) income	(98.1)	(74.6)	(17.0)	4d	91.6	—	7k	(98.1)
Treasury stock	(340.4)	—	—		—	—		(340.4)

Total stockholders’ equity	3,560.9	(2,946.3)	(551.8)		3,455.1	—		3,517.9

Non-controlling interest	(0.7)	14.9	(0.3)	4b	—	—		13.9
Total equity	3,560.2	(2,931.4)	(552.1)		3,455.1	—		3,531.8

Total liabilities and equity	$6,527.1	$6,871.2	$(466.3)		$(3752.0)	$5,564.0		$14,744.0

Watson Pharmaceuticals, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Year Ended December 31, 2011

(in millions, except per share amounts)	Historical Watson	Historical Actavis - IFRS (9)	Actavis - IFRS to US GAAP Adjustments and Reclassifications	Footnote Reference	Acquisition Accounting	Financing	Footnote Reference	Total
Net revenues	$4,584.4	$2,566.7	$(0.3)	4a	$(60.1)	$—	8a, 8b	$7,090.7
Operating expenses:
Cost of sales (excludes amortization, presented below)	2,564.9	1,320.0	(4.1)	4b, 4h, 5	13.3	—	8a, 8c	3,894.1
Research and development	295.4	275.8	(11.6)	4b, 4d, 5	(8.0)	—	8b	551.6
Selling and marketing	401.8	449.1	(18.0)	5	—	—		832.9
General and administrative	353.1	278.2	47.2	4a, 4d, 4e, 5	—	—		678.5
Amortization	354.3	—	64.9	4d, 5	225.6	—	8e	644.8
Loss on asset sales and impairments, net	78.7	—	(1.2)	4d, 5	—	—		77.5

Total operating expenses	4,048.2	2,323.1	77.2		230.9	—		6,679.4

Operating income	536.2	243.6	(77.5)		(291.0)	—		411.3

Other (expense) income:
Interest income	2.1	6.8	0.1	4a	—	—		9.0
Interest expense	(81.8)	(830.2)	53.3	4b, 4e, 4f	776.9	(228.0)	8f	(309.8)
Other income (expense)	(0.5)	(14.6)	—		—	—		(15.1)

Total other (expense) income, net	(80.2)	(838.0)	53.4		776.9	(228.0)		(315.9)

Income (loss) from continuing operations before income taxes	456.0	(594.4)	(24.1)		485.9	(228.0)		95.4
Provision for income taxes	196.9	37.4	(34.2)	4i	181.0	(84.9)	8g	296.2

Income (loss) from continuing operations	259.1	(631.8)	10.1		304.9	(143.1)		(200.8)
Income (loss) from continuing operations attributable to noncontrolling interest	1.8	(1.3)	1.1	4b	—	—		1.6

Income (loss) from continuing operations attributable to common shareholders	$260.9	$(633.1)	$11.2		$304.9	$(143.1)		$(199.2)

Basic earnings (loss) per share:
Income (loss) from continuing operations attributable to common shareholders	$2.10							$(1.60)

Diluted earnings (loss) per share:
Income (loss) from continuing operations attributable to common shareholders	$2.06							$(1.60)

Weighted average shares outstanding:
Basic	124.5						10	124.5

Diluted	126.5						10	124.5

Watson Pharmaceuticals, Inc.

Unaudited Pro Forma Condensed Combined Statement of Operations

For the Six Months Ended June 30, 2012

(in millions, except per share amounts)	Historical Watson	Historical Actavis - IFRS (9)	Actavis - IFRS to US GAAP Adjustments and Reclassifications	Footnote Reference	Acquisition Accounting	Financing	Footnote Reference	Total
Net revenues	$2,879.5	$1,325.3	$—		$(41.4)	$—	8a, b	$4,163.4
Operating expenses:
Cost of sales (excludes amortization, presented below)	1,658.3	676.4	(1.3)	4b, 4e, 5	2.4	—	8a, c	2,335.8
Research and development	168.2	118.0	(0.2)	4b, 4d, 4e, 5	(3.3)	—	8b	282.7
Selling and marketing	236.0	244.1	(7.8)	5	—	—		472.3
General and administrative	286.2	137.1	10.6	4d, 5	(28.1)	—	8d	405.8
Amortization	237.7	—	30.1	4d, 5	115.2	—	8e	383.0
Loss on asset sales and impairments, net	80.0	—	(0.1)	4d, 5	—	—		79.9

Total operating expenses	2,666.4	1,175.6	31.3		86.2	—		3,959.5

Operating income	213.1	149.7	(31.3)		(127.6)	—		203.9

Other income (expense):
Interest income	0.9	1.9	(0.3)	4a	—	—		2.5
Interest expense	(42.7)	(403.3)	13.6	4b, 4e, 4f	389.7	(96.3)	8f	(139.0)
Other expense (income)	(155.1)	(8.7)	—		—	12.5	8f	(151.3)

Total other (expense) income, net	(196.9)	(410.1)	13.3		389.7	(83.8)		(287.8)

Income (loss) before income taxes	16.2	(260.4)	(18.0)		262.1	(83.8)		(83.9)
Provision for income taxes	23.6	59.5	(1.2)	4i	97.6	(31.2)	8g	148.3

Net income (loss)	(7.4)	(319.9)	(16.8)		164.5	(52.6)		(232.2)
Loss attributable to noncontrolling interest	—	0.9	0.3	4b	—	—		1.2

Net income (loss) attributable to common shareholders	$(7.4)	$(319.0)	$(16.5)		$164.5	$(52.6)		$(231.0)

Earnings (loss) per share:

Basic	$(0.06)							$(1.84)

Diluted	$(0.06)							$(1.84)

Weighted average shares outstanding:

Basic	125.5						10	125.5

Diluted	125.5						10	125.5

1. Description of Acquisition

On April 25, 2012, Watson entered into a Sale and Purchase Agreement (the “Purchase Agreement”) with Actavis Acquisition Debt S.à r.l., a company incorporated in Luxembourg (the “Vendor”), Nitrogen DS Limited, a company incorporated in the British Virgin Islands, Landsbanki Islands hf., a company incorporated in Iceland, ALMC Eignarhaldsfélag ehf., a company incorporated in Iceland, ALMC hf., a company incorporated in Iceland, Argon Management S.à r.l., a company incorporated in Luxembourg, the Managers party thereto, and Deutsche Bank AG, London Branch, a branch of a company incorporated under the laws of the Federal Republic of Germany. The Purchase Agreement was approved by the Board of Directors of Watson.

Pursuant to the Purchase Agreement, Watson will acquire (i) the entire issued share capital of Actavis, Inc., a Delaware corporation, Actavis Pharma Holding 4 ehf., a company incorporated in Iceland, and Actavis S.à r.l., a company incorporated in Luxembourg (collectively “Actavis”) and (ii) all the rights of the Vendor in certain indebtedness of Actavis, in exchange for the following consideration:

•	A cash payment of €4.15 billion payable at closing, as adjusted based upon, among other things, the net working capital of Actavis;

•	Assumption of the obligation to pay at closing up to €100.0 million of indebtedness of the Vendor; and

•

The potential right for Actavis shareholders’ to receive contingent consideration payable in the form of up to 5.5 million newly issued shares of Watson common stock or, under certain circumstances, in cash, based on Actavis’ financial performance in 2012 as described in the Purchase Agreement.

Watson intends to fund the cash portion of the transaction through a combination of term loan borrowings, and the issuance of the Senior Notes, cash on hand and borrowings as necessary under Watson’s senior revolving credit facility. Watson currently has bridge loan commitments from Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America N.A., and Wells Fargo Securities, LLC and Wells Fargo Bank N.A. sufficient to finance the acquisition.

The acquisition is subject to customary conditions, including review by the U.S. Federal Trade Commission (“FTC”) under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), as well as approvals outside of the United States. Pending approvals, Watson anticipates closing the transaction in the fourth quarter of 2012.

2. Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical financial information of Watson and Actavis. The acquisition method of accounting is based on ASC 805, uses the fair value concepts defined in ASC 820, “Fair Value Measurement,” (“ASC 820”). The historical consolidated financial information has been adjusted in the accompanying unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the Acquisition, (2) factually supportable, and (3) with respect to the unaudited pro forma condensed combined statements of operations, are expected to have a continuing impact on the combined results.

ASC 805 requires, among other things, that most assets acquired and liabilities assumed in a business combination be recognized at their fair values as of the acquisition date and that the fair value of acquired IPR&D be recorded on the balance sheet regardless of the likelihood of success of the related product or technology as of the acquisition date. In addition, ASC 805 establishes that contingent common stock consideration transferred be measured as of the acquisition date at the then current market price. This requirement will likely result in a per share equity component that is different at acquisition date than the amount assumed in these unaudited pro forma condensed combined financial statements.

ASC 820 defines fair value, establishes the framework for measuring fair value for any asset acquired or liability assumed under U.S. GAAP, expands disclosures about fair-value measurements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of an asset or liability. Market participants are assumed to be buyers or sellers in the most advantageous market for the asset or liability. Fair value measurement for an asset assumes the highest and best use by these market participants. As a result of the requirements of ASC 820, Watson may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measurement that do not reflect Watson’s intended use for those assets. Fair value measurements can be highly subjective and it is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances.

ASC 820 also requires that assets acquired and liabilities assumed in a business combination that arise from contingencies be recognized at fair value if fair value can reasonably be estimated. If the fair value of an asset or liability that arises from a contingency cannot be determined, the asset or liability would be recognized in accordance with ASC 450 “Disclosure of Certain Loss Contingencies” (“ASC 450”). If the fair value is not determinable and the ASC 450 criteria are not met, no asset or liability would be recognized. At this time, Watson does not have sufficient information to determine the fair value of contingencies of Actavis to be acquired and therefore, these amounts are reflected in accordance with ASC 450 as applied by Actavis in its historical combined financial statements. If information becomes available which would permit Watson to determine the fair value of these acquired contingencies, Watson will adjust these amounts in accordance with ASC 820.

3. Accounting Policies

Following the Acquisition, Watson will conduct a review of Actavis’ accounting policies in an effort to determine if differences in accounting policies require restatement or reclassification of Actavis’ results of operations or reclassification of assets or liabilities to conform to Watson’s accounting policies and classifications. As a result of that review, Watson may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on these pro forma condensed combined financial statements. During the preparation of these pro forma condensed combined financial statements, Watson was not aware of any material differences between accounting policies of the two companies (after the adjustment for certain Actavis financial information from IFRS to U.S. GAAP, as discussed in Note 4 below) and accordingly, these pro forma condensed combined financial statements do not assume any material differences in accounting policies between the two companies.

4. Adjustments from IFRS to U.S. GAAP

The accompanying unaudited pro forma condensed combined financial statements were prepared based on the following historical financial information of Actavis:

•

The unaudited pro forma condensed combined balance sheet as at June 30, 2012 includes information from the historical unaudited combined balance sheet information of Actavis as at June 30, 2012, prepared using IFRS (refer to Exhibit 99.1 to the Form S-3 for the unaudited combined financial information of Actavis as of June 30, 2012), which Actavis management adjusted to reflect Actavis’ combined financial statements on a consistent U.S. GAAP basis with Watson. These adjustments to U.S. GAAP are unaudited;

•	The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2011 includes information from the historical audited combined financial statements of Actavis for the fiscal year ended December 31, 2011, prepared using IFRS (refer to Exhibit 99.1 to the Form S-3 for the IFRS combined financial statements of Actavis for the three years ended December 31, 2011), which Actavis management adjusted to reflect Actavis’ combined financial statements on a consistent U.S. GAAP basis with Watson. These adjustments to U.S. GAAP are unaudited; and

•

The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2012 includes the historical unaudited combined financial information of Actavis for the six months ended June 30, 2012, prepared using IFRS (refer to Exhibit 99.1 to the Form S-3 for the unaudited combined financial information of Actavis for the six months ended June 30, 2012), which Actavis management adjusted to reflect Actavis’ combined financial statements on a consistent U.S. GAAP basis with Watson. These adjustments to U.S. GAAP are unaudited.

This footnote should be read in conjunction with “Note 1. Description of Acquisition,” “Note 2. Basis of Presentation,” and “Note 3. Accounting Policies”. Adjustments included in the column “Actavis—IFRS to U.S. GAAP Adjustments and Reclassifications” to the accompanying unaudited pro forma condensed combined balance sheet as at June 30, 2012 and to the accompanying unaudited pro forma condensed combined statements of operations for the fiscal year ended December 31, 2011 and the six months ended June 30, 2012 are represented by the following:

a.	Reflects the adjustment for discounting of receivables and other long term assets, and the associated interest income to conform to U.S. GAAP.

b.	Reflects the adjustment to conform accounting and presentation for leases, restructuring and non-controlling interest to U.S. GAAP.

c.	Reflects the classification of a deferred tax valuation allowance for losses in certain foreign tax jurisdictions to conform to U.S. GAAP.

d.	Reflects the write-off and expensing of research and development costs capitalized under IFRS that would not be capitalized under U.S. GAAP, the associated deferred tax liabilities, and foreign currency translation adjustment related to those balances as of June 30, 2012. The amount also reflects the reversal of previously recorded amortization expense and impairment associated with the intangible asset recorded under IFRS.

e.	Reflects the reversal of discounting and adjustment of provisions included in current and long term liabilities, the associated deferred tax liabilities and interest expense to conform to U.S. GAAP.

f.	Reflects the reversal of deferred finance costs associated with a prior debt restructuring and associated amortization expense to conform to U.S. GAAP.

g.	Reflects the cumulative effect on retained earnings (deficit) for the IFRS to U.S. GAAP adjustments noted above.

h.	Reflects (i) the reversal of recording an onerous contract associated with a facilities lease and (ii) the reversal of restructuring expenses associated with voluntary termination benefits to conform to U.S. GAAP.

i.	Reflects the cumulative tax effect of the IFRS to U.S. GAAP adjustments noted above.

At this time, Watson is not aware of any other differences between Actavis’ IFRS-based consolidated financial statements and financial information to U.S. GAAP that would have a material impact on the accompanying unaudited pro forma condensed combined financial statements.

5. Reclassifications

Certain balances were reclassified from the Condensed Combined Financial Statements of Actavis so their presentation would be consistent with Watson:

The following reclassifications related to presentation of other receivables, classification of certain deferred taxes, presentation of certain tangible assets and accrued expenses were made to Actavis’ condensed combined balance sheet as of June 30, 2012 (in millions):

Increase/ (Decrease)
Accounts receivable	$(162.5)
Prepaid expenses and other current assets	162.5
Deferred income tax assets—current	169.0
Property and equipment, net	33.0
Other noncurrent assets—deferred income taxes	42.1
Product rights and other intangibles, net	(33.0)
Accounts payable and accrued expenses	(46.2)
Deferred income tax liabilities—current	50.4
Deferred revenue	46.2
Deferred income tax liabilities—noncurrent	160.8

The following reclassifications relate to the presentation of amortization and classifications made to Actavis’ condensed combined statements of operations for the six months ended June 30, 2012 and the fiscal year ended December 31, 2011 (in millions):

	Increase/(Decrease)
	For the Six Months Ended June 30, 2012	For the Year Ended December 31, 2011
Cost of Sales	$(0.4)	$(0.5)
Research and development	(59.2)	(164.4)
Selling and marketing	(7.8)	(18.7)
General and administrative	(1.9)	(3.5)
Amortization	67.4	138.9
Loss on asset sales and impairments, net	1.7	48.1

6. Proposed Financing Transactions

The Acquisition will require a cash payment of €4.15 billion plus assumption of indebtedness of €100 million payable at the Completion of the Acquisition ($5,345.7 million, when converted from the Euro to the U.S. dollar using the exchange rate in effect as of June 30, 2012 of 1.2578). Watson intends to fund the cash portion of the consideration by using a combination of available cash and borrowings from the issuance of the Senior Notes and the borrowing of term loans. The following is a summary of the assumed financing transactions related to the Acquisition (in millions):

Increase
New Term Loan	$1,800.0
Senior Notes	3,764.0

$5,564.0

Following the payment of cash consideration of approximately $5,345.7 million as more fully described in Note 7 “Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments,” Watson expects to have approximately $187.7 million of proceeds from these anticipated financing transactions available to fund acquisition related expenses. Watson expects to incur approximately $30.2 million in underwriting discounts and commitment costs related to the above debt issuances, which will be amortized to interest expense over the life of the respective borrowing.

The debt structure and interest rates used for purposes of preparing the accompanying unaudited pro forma condensed combined financial statements may be considerably different than the actual debt structure and interest rates incurred by Watson based on market conditions at the time of the debt financing.

7. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments

This footnote should be read in conjunction with “Note 1. Description of Acquisition,” “Note 2. Basis of Presentation,” “Note 3. Accounting Policies,” “Note 4. Adjustments from IFRS to U.S. GAAP,” “Note 5. Reclassifications,” and “Note 6. Proposed Financing Transactions.” Adjustments included in the columns “Acquisition Accounting” and “Financing” to the accompanying unaudited pro forma condensed combined balance sheet as at June 30, 2012 are represented by the following (in millions):

	Note	Amount
Calculation of consideration:
Cash consideration	(7a)	$5,345.7
Preliminary estimate of fair value of common stock issued	(7a)	406.9

Fair value of total consideration transferred		$5,752.6
Recognized amounts of identifiable assets acquired and liabilities assumed
Book value of Actavis Group’s net assets	(7b)	1,174.9
Allocation of consideration to fair value assets acquired:
Inventory	(7c)	265.2
Property, plant and equipment	(7d)	228.8
Intangible assets	(7e)	2,458.8
Deferred tax liabilities	(7f)	(1,099.9)

Goodwill	(7g)	$2,724.8

a.	Under the acquisition method of accounting, the total estimated consideration and the change in the values of identifiable tangible and intangible assets acquired and liabilities assumed to be recognized at the acquisition date are as indicated in the table above. Cash consideration of $5,345.7 million is derived from cash proceeds from the proposed financing as more fully described in “Note 6. Proposed Financing Transactions” and subsequent payment to Actavis shareholders. In addition, Actavis shareholders have the potential right to receive contingent consideration payable in the form of up to 5.5 million newly issued shares of Watson common stock or, under certain circumstances, in cash, based on Actavis’ financial performance in 2012 as described in the Purchase Agreement. For purposes of the unaudited pro forma condensed combined balance sheet, the estimated value of the contingent consideration is $406.9 million based on estimated fair value of Watson’s stock price of $73.99 per share at June 30, 2012.

b.	Reflects the acquisition of the historical book value of net assets acquired of Actavis as of the acquisition date.

c.	Represents the estimated fair value adjustment to step-up inventory to fair value. This estimated step-up in inventory is preliminary and is subject to change based upon management’s final determination of the fair values of finished goods and work-in-process inventories. The Combined Entity will reflect the fair value of Actavis’ inventory as the acquired inventory is sold, which for purposes of these unaudited pro forma condensed combined financial statements is assumed will occur within the first year, after acquisition. As there is no continuing impact of the inventory step-up on the Combined Entity results, the increased value is not included in the unaudited pro forma condensed combined statement of operations.

d.	Following the Acquisition, property, plant and equipment is measured at fair value, unless those assets are classified as held-for-sale at the time of the Acquisition. At this time, Watson’s preliminary review of the nature, condition and age of Actavis’ property, plant and equipment indicates the assets’ fair value is greater than their book value. Accordingly, for the purposes of preparing these unaudited pro forma condensed combined financial statements, property, plant and equipment have been increased by approximately $228.8 million to represent the best estimate of fair value. The final fair value determination of property, plant and equipment may differ from this preliminary determination. For each $10.0 million fair value adjustment to property, plant and equipment, assuming a weighted average useful life of 10 years, annual depreciation expense would change by approximately $1.0 million.

e.	Of the total estimated consideration, approximately $2,458.8 million relates to identified intangible assets representing CMP of $2,033.2 million that are expected to be amortized over a weighted average useful life of seven years and IPR&D of $425.6 million. The IPR&D amounts will be capitalized and accounted for as indefinite-lived intangible assets and will be subject to impairment testing until completion or abandonment of the projects. Upon successful completion of each project and launch of the product, Watson will make a separate determination of useful life of the IPR&D intangible and amortization will be recorded as an expense. As the IPR&D intangibles are not currently marketed, no amortization of these items is reflected in the unaudited pro forma combined condensed statements of operations for either the fiscal year ended December 31, 2011 or the six months ended June 30, 2012. The acquisition accounting amount in the unaudited pro forma condensed combined balance sheet at June 30, 2012 of $2,113.5 million represents a net increase to record $2,458.8 million of identified intangible assets offset by Actavis’ historical book value of identified intangible assets of $345.3 million.

The fair value estimate for identifiable intangible assets is preliminary and is determined based on the assumptions that market participants would use in pricing an asset, based on the most advantageous market for the asset (i.e., its highest and best use). This preliminary fair value estimate could include assets that are not intended to be used, may be sold or are intended to be used in a manner other than their best use. For purposes of the accompanying unaudited pro forma condensed combined financial information, it is assumed that all assets will be used in a manner that represents their highest and best use. The final fair value determination for identified intangibles, including the IPR&D intangibles, may differ from this preliminary determination.

The fair value of identifiable intangible assets is determined primarily using the “income approach,” which is a valuation technique that provides an estimate of the fair value of an asset based on market participant expectations of the cash flows an asset would generate over its remaining useful life. Some of the more significant assumptions inherent in the development of the identifiable intangible assets valuations, from the perspective of a market participant, include the estimated net cash flows for each year for each project or product (including net revenues cost of sales, research and development costs, selling and marketing costs and working capital/asset contributory asset charges), the appropriate discount rate to select in order to measure the risk inherent in each future cash flow stream, the assessment of each asset’s life cycle, competitive trends impacting the asset and each cash flow stream as well as other factors. The major risks and uncertainties associated with the timely and successful completion of the IPR&D projects include legal risk and regulatory risk. No assurances can be given that the underlying assumptions used to prepare the discounted cash flow analysis will not change or the timely completion of each project to commercial success will occur. For these and other reasons, actual results may vary significantly from estimated results.

f.	Reflects a deferred income tax liability resulting from fair value adjustments for the inventory step-up, property, plant and equipment step-up and identifiable intangible assets acquired of $98.8 million, $85.2 million and $915.9 million, respectively. This estimate of deferred tax liabilities was determined based on the excess book basis over the tax basis of the inventory and property, plant and equipment fair value step-ups and identifiable intangible assets acquired at an estimated statutory tax rate of approximately 37.25%. This estimate is preliminary and is subject to change based upon management’s final determination of the fair values of tangible and identifiable intangible assets acquired and liabilities assumed. The adjustment is net of the reduction of deferred income taxes from eliminating the historical balances of Actavis’ intangible assets. The acquisition accounting amount in the unaudited pro forma condensed combined balance sheet at June 30, 2012 of $1,081.7 million represents a net increase to record deferred income tax liability resulting from fair value adjustments for an aggregate amount of $1,099.9 million offset by $18.2 million reduction of deferred tax liabilities associated with the write-off and expensing of research and development costs capitalized under IFRS.

g.	Goodwill is calculated as the difference between the fair value of the consideration expected to be transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed. The amount of goodwill presented in the above table reflects the estimated goodwill as a result of the Acquisition of $2,724.8 million. The acquisition accounting amount in the unaudited pro forma condensed combined balance sheet at June 30, 2012 of ($922.3) million represents a net decrease to record $2,724.8 million of goodwill offset by Actavis’ historical book value of goodwill of $3,647.1 million.

h.	Represents the elimination of Actavis debt not assumed by Watson in the Acquisition including amounts due to parent companies.

i.	Represents the elimination of accounts receivable and accounts payable arising between Watson and Actavis for the respective periods.

j.	Represents (i) the recording of the estimated value of the contingent consideration as $406.9 million based on the estimated fair value of Watson’s stock price of $73.99 per share at June 30, 2012 as discussed in 7a. above and (ii) offset by the payment of certain transaction costs and debt related financing expenses assumed to be paid prior to the Completion including the payment of approximately $8.7 million of remaining commitment fees associated with bridge loan commitments secured in connection with the Acquisition. Watson does not intend to draw down on any of the bridge loan commitments, but rather fund the cash portion of the transaction through a combination of term loan borrowings and the issuance of the Senior Notes.

k.	Represents the elimination of Actavis historical equity related accounts including additional paid-in capital, accumulated deficit and accumulated other comprehensive loss.

8. Unaudited Pro Forma Condensed Combined Statement of Operations Adjustments

This footnote should be read in conjunction with “Note 1. Description of Acquisition,” “Note 2. Basis of Presentation,” “Note 3. Accounting Policies,” “Note 4. Adjustments from IFRS to U.S. GAAP,” “Note 5. Reclassifications,” “Note 6. Proposed Financing Transactions” and “Note 7. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments.” Adjustments included in the columns “Acquisition Accounting” and “Financing” to the accompanying unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2011 and six months ended June 30, 2012 are represented by the following:

a.	Represents the elimination of net sales and cost of sales for product sales between Watson and Actavis for the respective periods.

b.	In order to obtain regulatory approval of one or more regulatory agencies in connection with the Acquisition, Watson and Actavis expect to dispose of certain products. The products consist of both currently marketed products and those in the development stage. Watson, based upon discussions with such agencies, has identified specific products that are expected to be disposed of immediately subsequent to the Acquisition. Since the specific products are identifiable, the pro forma financial statements reflect the impact of these disposals. The revenue and direct costs, including direct research and development costs, related to the products expected to be disposed of have been eliminated from the pro forma financial statements and the effect of supply agreements entered into are included. As the regulatory reviews continue, additional products or compounds may be identified that Watson may be required to dispose of and therefore, these amounts could change prior to the closing of the transaction. The following represents the adjustments to reflect the known disposals Watson expects to occur and the related supply agreements Watson expects to enter into (in millions):

	Year Ended December 31, 2011	Six Months Ended June 30, 2012
Revenue, net of supply agreement	$(50.5)	$(32.4)
Research and development expenses	$(8.0)	$(3.3)

c.	Represents incremental depreciation expense associated with fair value increases to the carrying value of property and equipment.

d.	Represents acquisition and integration costs incurred by Watson for the six months ended June 30, 2012.

e.	Represents increased amortization for the fair value of identified intangible assets with definite lives. The increase in amortization expense for CMP intangible assets is based on a weighted average useful life of seven years as follows (in millions):

	Useful Lives	Fair Value	Year Ended December 31, 2011	Six Months Ended June 30, 2012
CMP intangible assets	seven years	$2,033.3	$290.5	$145.3
IPR&D	non-amortizable	425.6	—	—

		$2,458.8	$290.5	$145.3

Less historical amortization			64.9	30.1

			$225.6	$115.2

A $100.0 million increase or decrease in value allocated to identified intangible assets with average useful lives of seven years would increase or decrease annual amortization by approximately $14.3 million. Also, the above amount eliminates Actavis’ historical amortization expense as pro forma amortization expense is calculated above.

f.

Giving effect to an assumed borrowing of $1.8 billion aggregate principal amount of Term Loans at an assumed rate of 1.95%, and the assumed issuance of $3.764 billion aggregate principal amount of the Senior Notes with an assumed weighted average rate interest with respect to the Senior Notes of 4.19%, the Combined Entity’s interest expense for the fiscal year ended December 31, 2011 and for the six months ended June 30, 2012 would have increased by $191.6 million and $94.5 million, respectively. Amortization of debt issue cost for the fiscal year ended December 31, 2011 and for the six months ended June 30, 2012 would have increased by $36.4 million and $1.8 million respectively. The financing amount adjustment included in the six months ended June 30, 2012 in other income

(expense) includes $12.5 million of debt issue costs recorded in Watson’s results for the period as they represent commitment fees for Watson’s bridge facility which were assumed to be expensed in 2011 at closing. The adjustment is net of the historical interest expense recorded by Actavis which will not be assumed by Watson as part of the transaction.

A 1/8% increase or decrease in the variable interest rate on borrowings under the acquisition indebtedness would increase or decrease the annual interest expense by approximately $2.2 million. A 1/8% increase or decrease in the interest rate on the Senior Notes would increase or decrease the annual interest expense by approximately $4.7 million.

The debt structure and interest rates used for purposes of preparing the accompanying unaudited pro forma condensed combined financial statements may be considerably different than the actual debt structure and interest rates incurred by Watson based on market conditions at the time of the debt financing.

g.	Represents the income tax effect for unaudited pro forma condensed combined statement of operations adjustments using a statutory tax rate of approximately 37.25% for Watson’s future period pro forma adjustments.

9. Actavis Historical Financial Statements

Actavis’ historical unaudited combined balance sheet as of June 30, 2012 and historical audited combined statement of operations for the fiscal year ended December 31, 2011 and historical unaudited combined statement of operations for the six months ended June 30, 2012 were presented using the Euro as the reporting currency. For purposes of these pro forma financial statements, the Euro denominated financial statements have been converted to the U.S. dollar, consistent with Watson’s presentation. The tables below present the Euro to U.S. dollar conversion. The historical combined balance sheet as of June 30, 2012 has been converted from the Euro to the U.S. dollar at the spot rate of 1.26. The historical combined statement of operations for the fiscal year ended December 31, 2011 and six months ended June 30, 2012 have been converted from the Euro to the U.S. dollar using the weighted average exchange rate during each period of 1.39 and 1.30, respectively.

Actavis

Combined Balance Sheet

As of June 30, 2012

(in millions, except par value per share)	Historical Actavis—Euro	Historical Actavis—USD
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	€41.1	$51.6
Marketable securities	—	—
Accounts receivable, net	614.2	772.6
Inventory	421.6	530.3

Total current assets	1,076.9	1,354.5

Property and equipment, net	513.4	645.8
Investments and other assets	67.3	84.7
Deferred tax assets	78.3	98.5
Product rights and other intangibles, net	827.3	1,040.6
Goodwill.	2,899.6	3,647.1

Total assets	5,462.9	6,871.2

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable and accrued expenses	657.2	826.6
Income taxes payable	51.6	64.9
Short-term debt and current portion of long term debt	6,870.9	8,642.2

Total current liabilities	7,579.6	9,533.7
Long-term liabilities:
Long-term debt	23.9	30.1
Deferred revenue	—	—
Other long-term liabilities	153.1	192.5
Other taxes payable	—	—
Deferred tax liabilities	36.8	46.3

Total liabilities	7,793.4	9,802.6

Commitments and contingencies
Equity:
Preferred stock; no par value per share; 2.5 shares authorized	—	—
Common stock; $0.0033 par value per share; 500.0 shares authorized 135.5	—	—
Additional paid-in capital	1,635.4	2,057.0
Retained earnings	(3,918.5)	(4,928.7)
Accumulated other comprehensive (loss) income	(59.3)	(74.6)
Treasury stock	—	—

Total stockholders’ equity	(2,342.4)	(2,946.3)
Non-controlling interest	11.9	14.9

Total equity	(2,330.6)	(2,931.4)

Total liabilities and stockholders’ equity	€5,462.9	$6,871.2

Actavis

Statements of Operations

	For the Six Months Ended June 30, 2012		For the Year Ended December 31, 2011
	(Unaudited)		(Unaudited)
(in millions)	Historical Actavis—Euro	Historical Actavis—USD	Historical Actavis—Euro	Historical Actavis—USD
Net revenues	€1,021.0	$1,325.3	€1,845.4	$2,566.7
Operating expenses:
Cost of sales (excludes amortization, presented below)	521.1	676.4	949.0	1,320.0
Research and development	90.9	118.0	198.3	275.8
Selling and marketing	188.1	244.1	322.9	449.1
General and administrative	105.6	137.1	200.0	278.2
Amortization	—	—	—	—
Loss on asset sales and impairments, net	—	—	—	—

Total operating expenses	905.7	1,175.6	1,670.2	2,323.1

Operating income	115.3	149.7	175.2	243.6

Other (expense) income:
Interest income	1.5	1.9	4.9	6.8
Interest expense	(310.7)	(403.3)	(596.9)	(830.2)
Other income	(6.7)	(8.7)	(10.6)	(14.6)

Total other (expense) income, net	(315.9)	(410.1)	(602.6)	(838.0)

Loss before income taxes	(200.6)	(260.4)	(427.4)	(594.4)

Provision of income taxes	45.9	59.5	26.9	37.4

Loss from continuing operations	(246.5)	(319.9)	(454.3)	(631.8)

Loss from discontinued operations, net of income taxes	—	—	(0.6)	(0.9)

Net loss	(246.5)	(319.9)	(454.9)	(632.7)

Loss (gain) attributable to noncontrolling interest	0.7	0.9	(1.0)	(1.3)

Net loss attributable to owners of the Combined Company	(€245.8)	($319.0)	(€455.9)	($634.0)

10. Adjustment to Weighted Average Shares Outstanding

The computation of diluted earnings per share does not assume conversion, exercise, or contingent issuance of securities that would have an anti-dilutive effect on earnings per share. No potential common shares are included in the computation of diluted earnings per share amounts when a loss from continuing operations exists, since including such potential common shares in the denominator of the diluted earnings per share computation will always result in an anti-dilutive earnings per share amount. The computation of diluted earnings per share does not assume that Watson had issued 5.5 million shares to Actavis shareholders as the potential right to receive the contingent consideration payable in the form of up to 5.5 million newly issued shares of Watson common stock had not been achieved as of or for the six months ended June 30, 2012.